Exhibit 4.4

Royal Ahold
Supervisory Board

Albert Heijnweg 1, 1507 EH Zaandam
P.O. Box 3050, 1500 HB Zaandam
The Netherlands
Telefax +31 75 659 83 53
Telephone +31 75 659 91 11
Direct Dial +31 75 659 56 25

Mr. Bill Grize

                     , MA

U.S.A.

Date:	August 31, 2001
Reference:	AJB/mh/Grize

Dear Mr. Grize:

We hereby confirm our agreement regarding your appointment to member of the Royal Ahold Executive Board.

Appointment

You will be appointed to member of the Executive Board with the job title of Executive Vice President of Royal Ahold as from September 1, 2001. As member of the Executive Board, you will carry full joint responsibility for all activities of Royal Ahold together with the other members of the Executive Board.

The operative mode of the Executive Board is one of consensus under the chairmanship of the President. Nevertheless, every member of the Board as Liaison Officer is entrusted with specific responsibilities.

Your specific responsibilities will be the retail operating companies of Royal Ahold in the USA with the title of President and CEO of Ahold USA.

Remuneration

Your will receive the following remuneration as Executive Vice President.

Your fixed gross base salary will be USD 825,000 annually payable in the US.

The target for your variable income will be 125% of your base salary. In addition, for the year 2001, your variable income will be guaranteed to be no less than you would have received at Stop & Shop at your previous bonus level (target 100%).

The variable income is payable in the US in a single payment. For 2002 and following years, the variable pay will be based on the new EVA incentive plan.

Based on your Dutch Board Membership, part of your remuneration will be allocated to The Netherlands and will be subject to Dutch taxation. The portion of your remuneration to be allocated to The Netherlands is to be determined in consultation with external tax advisors and our internal fiscal department.

You may continue your participation in the Employee Stock-option plan of Royal Ahold. The number of stock-options will be determined by ESOS on the recommendation of the remuneration committee of Royal Ahold’s Supervisory Board. Under the current regulation for your position of member of the Executive Board, you are qualified to receive annually 75,000 stock options at the share price of the last trading day of the preceding year; for the first time on January 1, 2002.

You will have free usage of a suitable vehicle, as well as the services of a private driver.

Retirement

It is understood that during your assignment as the President and CEO of Ahold USA you will continue to accrue benefits under your current Stop & Shop plans. Your retirement benefit at the time you retire will consider the additional years of service under the plan and will be based on your new compensation in your new assignment.

Place of assignment

For this assignment you will be located in the US. Next to that, being a member of the Royal Ahold Executive Board, you shall be spending some working days at its headquarters in The Netherlands.

Termination of the Executive Board Membership

In addition to the right of the Supervisory Board to discharge members of the Executive

Board your membership of this board will come to an end as follows:

•	Upon your personal request, after reaching sixty years of age.

•	By decision of the Supervisory Board after reaching sixty years of age.

•	In any event, upon reaching sixty-two years of age unless otherwise agreed.

General Conditions

The following general conditions are applicable to this contract:

Advance notice

Advance notice in case of resignation will be mutually agreed upon, however it will at least be equal to three periods of four weeks.

Telephone

All reasonable expenses for telephone installation and usage will be for the account of Royal Ahold.

Holidays

You will be free to choose the length and timing of your holidays.

Outside functions

Directorships and/or other outside functions can be accepted only with the advance approval of the Executive Board and the Supervisory Board.

Secrecy Agreement

All employees are held to secrecy both during as well as after completing the employment with the company. Strict confidentiality is required regarding both general and specific information that would be detrimental to the company or any of its subsidiaries if made available to a third party.

Gifts

It is prohibited for any employee in relation to his job to accept gifts, commissions, bribes and any other form of encouragement or material advantage, whatever they may be.

Applicable law

This agreement will be governed and construed in accordance with the laws of The Netherlands.

Exclusive jurisdiction

The Amsterdam District Court shall have exclusive jurisdiction in first instance in any dispute arising out of or in connection with this agreement and your appointment as member of the Executive Board.

We wish you all the best in your new and challenging position and express our confidence that you will contribute to the future success of our corporation.

Would you be so kind to return the enclosed copy duly signed as confirmation of your agreement with the above.

On behalf of the Supervisory Board,

Yours faithfully,	For approval

/s/ Ir. H. de Ruiter	/s/ B. Grize

Ir. H. de Ruiter Chairman of the Supervisory Board	B. Grize